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                                                                     EXHIBIT 3.2

                             BEST SOFTWARE, INC.

              Articles of Amendment to Articles of Incorporation

1.   The name of the Corporation is Best Software, Inc.

2. The text of the amendment to the Corporation's Articles of Incorporation is a follows:

     a) The first paragraph of Article 1 of the Articles of Incorporation is hereby deleted in its entirety and the following is inserted in lieu thereof:

            The Corporation shall have the power to issue 40,000,000 shares of Common Stock, having no par value ("Common Stock"), 1,000,000 shares of Preferred Stock, having a par value of $.01 per share ("Preferred Stock") and 41,667 shares of Class A Preferred Stock, having a par value of $.01 per share ("Class A Preferred Stock").

3. The foregoing amendment was adopted by the Board of Directors of the Corporation on August 6, 1997 and submitted to the shareholders of the Corporation for their approval. At a meeting of the shareholders duly held on ___________, 1997, the voting group consisting of holders of all outstanding shares of Common Stock and Class A Preferred Stock were entitled to vote on such amendment. Such voting group consists of _______ shares outstanding and is entitled to cast __________ votes. A total of __________ votes in favor of the amendment were cast by the voting group consisting of all holders of Common Stock and Class A Preferred Stock. This number of votes was sufficient for approval by such voting group.

     EXECUTED as of this __ day of _____________, 1997.


BEST SOFTWARE, INC.

By:
   -----------------------
      Timothy A. Davenport
      President


ATTEST:



--------------------------
      Shelley W. Reback
      Secretary